Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS REPORTS
ANOTHER RECORD QUARTER; DECLARES
DIVIDEND
FOR IMMEDIATE RELEASE: October 31, 2006
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) today announced net earnings for the nine months ended September 30, 2006 of $47.4 million, or $1.36 per diluted weighted average share, which is a record nine-month performance for the Company. Adjusted net earnings for the first three quarters of 2006, as described in detail below, were 31% higher than adjusted net earnings for the comparable period in 2005. Net earnings for the first nine months of 2006 would have been $46.3 million, or $1.33 per diluted share, had the results excluded the effect of an after-tax gain of $1.1 million recorded on the sale of property that was no longer being used in the Company’s operations, which the Company does not consider part of its normal operating results. The Company achieved net earnings of $39.4 million, or $1.13 per diluted share, in 2005; net earnings would have been $35.3 million, or $1.02 per diluted weighted average share, had they excluded after tax gains of $4.1 million recorded in 2005 on the sale of excess property. All dollar amounts are presented in United States dollars.
Gross auction sales for the nine months ended September 30, 2006 were a record $1.98 billion, which is a 32% increase over the comparable period in 2005. This gross auction sales result is the highest ever nine-month performance in the Company’s history. Auction revenues for the nine months ended September 30, 2006 were $190.3 million, an increase of 25% compared to auction revenues for the comparable period in 2005. The Company’s auction revenue rate (auction revenues as a percentage of gross auction sales) was 9.60% for the first nine months of 2006, compared to 10.16% in the equivalent period in 2006.
During the nine months ended September 30, 2006, Ritchie Bros. held 124 unreserved industrial auctions at locations throughout North America, Europe, the Middle East, Australia, Asia and Mexico (2005 – 104 industrial auctions) and broke nine regional gross auction sales records, including the largest auction held in the Company’s history in February in Orlando, Florida, which posted gross auction sales of over $113 million. The Company also held 127 unreserved agricultural auctions during the nine months ended September 30, 2006, generating gross auction sales of $117 million, which compares to 84 agricultural auctions with gross auction sales of $66 million in the comparable period in 2005.
The Company had almost 173,000 bidder registrations at its industrial auctions during the nine months ended September 30, 2006, and those bidders purchased in excess of 170,000 lots that came from over 23,000 industrial consignments. The Company’s rbauctionBid-Live internet bidding system continued to play a positive role in the Company’s live auctions, and in the first nine months of 2006 the Company sold nearly $300 million worth of trucks and equipment to on-line buyers. The Company has now sold in excess of $1 billion worth of assets using the rbauctionBid-Live system since its inception in 2002 and the system now has almost 60,000 approved users. Internet bidders were buyer or runner-up bidder on over 24% of the lots available for on-line bidding during the nine months ended September 30, 2006.

While the Company’s auctions varied in size over the trailing 12 months ended September 30, 2006, the average Ritchie Bros. industrial auction during this period attracted over 1,300 bidder registrations (12 months ended September 30, 2005 – 1,300) and featured more than 1,300 lots (12 months ended September 30, 2005 – 1,300) consigned by 179 consignors (12 months ended September 30, 2005 – 181), generating average gross auction sales of approximately $14.1 million per auction (12 months ended September 30, 2005 – $13.1 million).
Gross auction sales for the quarter ended September 30, 2006 were $580.3 million, the largest third quarter gross auction sales in the Company’s history. Auction revenues for the third quarter of 2006 were $55.7 million and the auction revenue rate was 9.60%. Net earnings were $9.7 million, or $0.28 per diluted share, for the quarter ended September 30, 2006.
Peter Blake, the Company’s CEO, commented: “We are very happy with our performance to date this year. We have come through a period of more rapid than expected gross auction sales growth and this tells us that we have been successful penetrating deeper into existing and new market segments, and that an increasing number of equipment owners are concluding that our unreserved auctions are the best way to buy and sell industrial assets.”
Mr. Blake added: “We are starting to see some leveling of prices in our major markets from the aggressive pricing conditions that we experienced in recent quarters. In general, resale values for both late model and older equipment have moderated, as supply and demand have come more into balance than they have been for some time. We expect that these market dynamics will continue to be positive for us and will provide continued opportunities for us to grow our business as we work with equipment owners, using our unreserved auctions to create global marketplaces for industrial assets.”
The Company’s Board of Directors today announced the declaration of a quarterly cash dividend of 21 cents per common share payable on December 15, 2006 to shareholders of record on November 24, 2006.
The Board also announced the appointment of a new Chairman of the Board of Directors, as was communicated in a separate news release issued today. David E. Ritchie, one of the Company’s founders, is resigning as Chairman of the Board and as a Director of the Company effective November 30, 2006. The Board has appointed Mr. Ritchie to be the honourary Chairman Emeritus of the Company and has appointed Charles E. Croft to be Chairman of the Board as of that date.
Gross auction sales represent the aggregate selling prices of all items sold at auction and are not presented in the Company’s consolidated financial statements; the comparable financial statement measure is auction revenues, consisting primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including trucks and equipment used in the construction, transportation, mining, forestry, petroleum, materials handling, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2006 third quarter and year to date financial results at 8:00am Pacific Time (11:00am Eastern Time) on October 31, 2006. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding: growth in existing and new market segments; increasing numbers of buyers and sellers participating in the Company’s auctions; leveling of auction sales prices in major markets; and the moderating of resale values of late model and older equipment. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings (USD thousands,	Nine months ended	Nine months ended
except share and per share amounts)	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)
Gross auction sales	$1,982,292	$1,502,976

Auction revenues	$190,341	$152,700
Direct expenses	25,896	18,563

	164,445	134,137
Expenses:
Depreciation and amortization	10,651	10,061
General and administrative	81,566	68,316

Earnings from operations	72,228	55,760
Other income (expense):
Interest expense	(1,003)	(1,768)
Gain on disposition of capital assets	1,463	6,570
Other income	626	302

Earnings before income taxes	73,314	60,864

Income taxes	25,886	21,487

Net earnings	$47,428	$39,377

Net earnings per share (1)	$1.37	$1.15
Net earnings per share – diluted (1)	$1.36	$1.13

Weighted average shares outstanding – diluted	34,854,403	34,708,600

Net earnings in accordance with GAAP	$47,428	$39,377
Less: after-tax gain on sale of excess property (1)	(1,087)	(4,065)

Adjusted net earnings	$46,341	$35,312

Adjusted net earnings per share	$1.34	$1.03
Adjusted net earnings per share — diluted	$1.33	$1.02

(1)	Net earnings for the nine months ended September 30, 2006 included total gains of $1,812 ($1,087 after tax) and for the nine months ended September 30, 2005 included total gains of $6,431 ($4,065 after tax) recorded on the sale of excess property. The Company has highlighted these amounts because it does not consider these gains to be part of the normal course of its operations.

Consolidated Statements of Earnings (USD thousands,	Three months ended	Three months ended
except share and per share amounts)	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)
Gross auction sales	$580,271	$364,005

Auction revenues	$55,688	$38,430
Direct expenses	8,105	4,487

	47,583	33,943
Expenses:
Depreciation and amortization	4,337	3,198
General and administrative	28,862	23,859

Earnings from operations	14,384	6,886
Other income (expense):
Interest expense	(283)	(427)
Gain (loss) on disposition of capital assets	(454)	68
Other income	155	65

Earnings before income taxes	13,802	6,592

Income taxes	4,098	2,024

Net earnings	$9,704	$4,568

Net earnings per share	$0.28	$0.13
Net earnings per share – diluted	$0.28	$0.13

Weighted average shares outstanding – diluted	34,933,544	34,802,860

Selected Balance Sheet Data (USD thousands)	September 30, 2006	December 31, 2005
	(unaudited)

Current assets	$371,660	$209,457
Current liabilities	278,303	125,349

Working capital	93,357	84,108

Total assets	692,872	500,896
Long-term debt	43,679	43,322
Total shareholders’ equity	363,283	325,183

Selected Operating Data (unaudited)	Nine months ended	Nine months ended
	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)

Auction revenues as percentage of gross auction sales	9.60%	10.16%
Number of consignors at industrial auctions	23,184	20,102
Number of bidders at industrial auctions	170,537	150,990
Number of buyers at industrial auctions	52,780	44,362
Number of permanent auction sites	26	23
Number of regional auction units	7	7

For further information, please contact:
Jeremy Black
Senior Manager – Finance
Phone:	604 273 7564
Fax:	604 273 2405
Email:	ir@rbauction.com